EXHIBIT 99.1

Alpha Compute Appoints Enzo Villani as President, Effective July 16, 2026

ROAD TOWN, TORTOLA, BVI, July 17, 2026 (GLOBE NEWSWIRE) -- Alpha Compute Corp. (“Alpha Compute” or the “Company”), a pioneering technology leader in AI GPU-as-a-service (GPUaaS) and AI Confidential Compute, today announced that Enzo Villani, Executive Chairman and Chief Investment Officer, has been appointed to serve as President of the Company, effective July 16, 2026. In conjunction with this appointment, Mr. Villani will continue as Chief Investment Officer duties under the newly formed Presidents Office.

As President, Mr. Villani will take on broader responsibility for corporate strategy, capital allocation, and operational execution across the Company, working alongside Chief Executive Officer Brittany Kaiser and the Company’s executive leadership team.

The CIO office, which oversees the Company’s investment strategy and balance sheet management, will remain intact and will continue to report to Mr. Villani, ensuring continuity in the Company’s investment discipline as it transitions  leadership.

“Alpha Compute is built to deliver AI infrastructure at scale, and my new role is about giving that mission the full attention it deserves,” said Enzo Villani, Executive Chairman & President. “As the Company continues to advance its vertically integrated AI infrastructure strategy, I look forward to taking on a broader mandate as Executive Chairman and President and spending more of my time on the strategic and operational priorities that will define our next chapter”.

Mr. Villani will continue to serve as Executive Chairman of the Company’s Board of Directors. The Company does not expect the leadership transition to result in any change to its previously disclosed strategy, operations, or financial guidance.

About Alpha Compute Corp.

Alpha Compute Corp. (Nasdaq: ALP) is a high-performance GPU infrastructure and confidential-compute technology company serving the artificial intelligence economy. Alpha Compute operates as a holding company centered on sovereign AI compute. By owning the infrastructure powering modern intelligence, we ensure privacy is strictly enforced at the hardware level. This robust foundation allows us to strategically build and acquire businesses that rely on Confidential Compute and Artificial Intelligence.

Our mission is to support clients, subsidiaries, and partners across critical sectors–including finance, defense, intelligence, and media–as they navigate the evolving AI landscape. Alpha Compute provides the essential framework for any organization requiring secure, confidential computing environments. The company is domiciled in the British Virgin Islands with offices in New York, Los Angeles, Miami, Amsterdam and Toronto.

For more information, please visit: https://www.alphacompute.ai/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. All statements other than statements of historical fact, including those preceded by, followed by, or incorporating words such as "believes," "expects," "anticipates," "intends," "estimates," "plans," "may," "will," "potential," "continues," or similar expressions are forward-looking statements.

Forward-looking statements in this release include, without limitation: the expected timing and go-live dates for Alpha Compute's GPU cluster deployments; projected revenue from the Company's AI infrastructure buildout; anticipated benefits from the Company's confidential compute partnerships and infrastructure expansion; and the Company's broader business strategy and operational plans.

These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including: the timing and progress of the Company's strategic initiatives; reliance on third-party vendors and partners; the ability to secure additional financing; uncertainty around the Company's investments and legacy business; risks related to technology platforms and ecosystems; and general market and economic conditions. A more complete discussion of these risks is set forth under "Item 3 - Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended March 31, 2026, and in the Company's Forms 6-K filed with the Securities and Exchange Commission on September 3, 2025 and January 13, 2026.

Undue reliance should not be placed on these forward-looking statements. The forward-looking statements contained herein are made as of the date of this press release, and the Company undertakes no obligation to update or revise them publicly, except as required by law.

Investor & Media Contact
Alpha Compute Corp.
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www.alphacompute.ai

ir@alphacompute.ai